

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 5, 2017

Mr. Erik Young
Chief Financial Officer
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, NJ 07054

      Re: PBF Energy Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 24, 2017
             File No. 001-35764

Dear Mr. Young:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Brad Skinner for

                                Karl Hiller
                                Branch Chief
                                Office of Natural Resources